UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

Amendment No. 4

Tender Offer/Rights Offering Notification Form

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

BRF S.A.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Federative Republic of Brazil

(Jurisdiction of Subject Company’s Incorporation or Organization)

Marfrig Global Foods S.A.

(Name of Person(s) Furnishing Form)

Common Shares and American Depositary Shares,

representing common shares of BRF S.A.

(Title of Class of Subject Securities)

10552T107

(CUSIP Number of Class of Securities (if applicable))

BRF S.A.

Attn: Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

14401 Av. das Nações Unidas, 22nd Floor,

São Paulo, 04730 090, Brazil

+55 (11) 2322-5377

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following document is attached hereto as an exhibit to this form:

Exhibit No.	Description
99.1*	Joint Material Fact (fato relevante) disseminated in Brazil by BRF S.A. (“BRF”) and Marfrig Global Foods S.A. (“Marfrig”) on May 15, 2025
99.2*	Plan of Merger for the merger of BRF shares into Marfrig and attachments made available to investors in Brazil by Marfrig and BRF on May 16, 2025
99.3*	Marfrig’s Management Proposal and Manual for Participation and attachments made available to investors in Brazil by Marfrig on May 16, 2025
99.4*	Remote Voting Bulletin of Marfrig made available to investors in Brazil by Marfrig on May 16, 2025
99.5*	BRF’s Management Proposal and Manual for Participation and attachments made available to investors in Brazil by BRF on May 16, 2025
99.6*	Remote Voting Bulletin of BRF made available to investors in Brazil by BRF on May 16, 2025
99.8*	Joint Material Fact (fato relevante) disseminated in Brazil by BRF and Marfrig on May 26, 2025
99.9*	Minutes of the meeting of the board of directors of Marfrig held on May 26, 2025
99.10*	Minutes of the meeting of the board of directors of BRF held on May 26, 2025
99.11*	Amended and restated Plan of Merger for the merger of BRF shares into Marfrig and attachments made available to investors in Brazil by Marfrig and BRF on May 26, 2025
99.12*	Amended Marfrig’s Management Proposal and Manual for Participation and attachments made available to investors in Brazil by Marfrig on May 26, 2025
99.13*	Amended and restated BRF’s Management Proposal and Manual for Participation and attachments made available to investors in Brazil by Marfrig on May 26, 2025
99.14*	Joint Material Fact (fato relevante) disseminated in Brazil by BRF and Marfrig on June 4, 2025
99.15	Joint Material Fact (fato relevante) disseminated in Brazil by BRF and Marfrig on June 17, 2025

*	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission.

(b)	Not applicable.

Item 2. Informational Legends

Included in document attached hereto as Exhibit 99.1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	The following document is attached hereto as an exhibit to this form:

Exhibit No.	Description
99.7*	Investors’ presentation made available to investors in Brazil by Marfrig and BRF on May 16, 2025

*	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission.

(2)	Not Applicable.

(3)	Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Form F-X filed concurrently with the Securities and Exchange Commission on May 16, 2025.

(2)	Not Applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Marfrig Global Foods S.A.

Dated: June 17, 2025	By:	/s/ Rui Mendonça Junior
	Name:	Rui Mendonça Junior
	Title:	Chief Executive Officer

	By:	/s/ Tang David
	Name:	Tang David
	Title:	Chief Financial Officer

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